Exhibit 99.1

BEST Inc. Receives Notification from NYSE Regarding Delayed Filing of Semi-
Annual Financial Information for the Half Year Ended June 30, 2024

HANGZHOU, China, January 10, 2025 - BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions and logistics services provider in China and Southeast Asia, today announced that, on January 6, 2025, the Company received a notice from the New York Stock Exchange (the “NYSE”) Regulation stating that it is not in compliance with the NYSE’s continued listing requirements under the timely filing criteria pursuant to Section 802.01E of the NYSE Listed Company Manual (the “Continued Listing Criteria”) as a result of the Company’s failure to timely file its Form 6-K containing semi-annual financial information for the half year ended June 30, 2024 (the “1H 2024 6-K”) with the U.S. Securities and Exchange Commission (the “SEC”).

The Company has not yet filed the 1H 2024 6-K with the SEC because it has focused its resources on its previously announced going private transaction. Upon completion of the privatization, the Company will become a privately held company and its Class A ordinary shares would no longer be listed on the NYSE.

ABOUT BEST INC.

BEST Inc. (NYSE: BEST) is a leading integrated smart supply chain solutions and logistics services provider in China and SEA. Through its proprietary technology platform and extensive networks, BEST offers a comprehensive set of logistics and value-added services, including freight delivery, supply chain management and global logistics services. BEST’s mission is to empower business and enrich life by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.

INVESTOR RELATIONS CONTACT

For investor and media inquiries, please contact:

BEST Inc.

Investor relations team

ir@best-inc.com